                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)

                               HMI Industries Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    40423810
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                                 (Cusip Number)

       Thomas N. Davidson, 7 Sunrise Cay, Key Largo, FL 33037 305-367-3416
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 1, 2000
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             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 1 of 3 pages


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

CUSIP NO.      40423810                     13D
           ---------------
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1.  Names of reporting Persons/IRS Identification Nos. of Above Persons (Entities Only)

Thomas N. Davidson

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2.  Check the Appropriate Box if a Member of a Group                (a) [  ]

                                                                    (b) [  ]
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3.  SEC Use Only

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4.  Source of Funds

PF

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5.  Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
                                                                                                 [  ]

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6. Citizenship or Place of Organization

USA

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         Number of         7.  Sole Voting Power
         Shares
         Beneficially          359,692
         Owned by          ----------------------------------------------------------------------------------------
         Each              8.  Shared Voting Power
         Reporting
         Person with       ----------------------------------------------------------------------------------------
                           9.  Sole Dispositive Power

                               359,692
                           ----------------------------------------------------------------------------------------
                           10. Shared Dispositive Power

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11.  Aggregate Amount Beneficially Owned By Each Reporting Person

359,692
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12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares       [  ]

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13. Percent of Class Represented By Amount in Row (11)

5.4%
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14. Type of Reporting Person

IN
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

1.  SECURITY AND ISSUER.
(a)      Common Stock, par value $1.00
(b)      HMI Industries Inc., 6000 Lombardo Center, Seven Hills, OH  44131

2.  IDENTITY AND BACKGROUND.

(a)      Thomas N. Davidson
(b)      7 Sunrise Cay, Key Largo, FL  33037
(c) Chairman, Quarry Hill Group, 7 Sunrise Cay, Key Largo, FL 33037 Venture Capital firm
(d)      No
(e)      No
(f)      USA

3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         All shares acquired were purchased with personal funds in open market transactions at market prices then in effect, and in a private offering by the Company.

4.  PURPOSE OF TRANSACTION.
         The shares were acquired for investment purposes.

5.  INTEREST IN SECURITIES OF THE ISSUER.
(a) Mr. Davidson is the beneficial owner of 359,692 shares. This represents 5.4% of the shares outstanding.
(b) Mr. Davidson has sole power to vote and dispose of the shares beneficially owned.
(c) On January 2, 2001 Mr. Davidson received an option to purchase 6,000 shares of common stock at $1.0625 per share, the market value on that date. The option vests over four years beginning one year from the date of grant and expires on January 2, 2006 to the extent not exercised. The option was an automatic grant pursuant to the Company's Omnibus Long-Term Compensation Plan.
(d)      N.A.
(e)      N.A.

6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
None

7.  MATERIAL TO BE FILED AS EXHIBITS.
None

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                2-16-01
                                                ---------------------------
                                                Date

                                                Thomas N. Davidson
                                                ---------------------------
                                                Thomas N. Davidson